Exhibit 99

The Progressive Corporation

Letter to Shareholders

First Quarter 2011

It’s always good to get off to a strong start for the year and, in short, our first quarter will accomplish that for 2011 with many more positives than not.

While I hope breaking through the $4 billion written premium mark for the first quarter is not far from being in our future, this year we will settle for $3.9 billion, up some 3% from last year. Profitability was a good story with the quarter ending at a 90.3 combined ratio, well inside our goals and expectations, and investment results were nicely complementary at a 1.8% total return for the quarter. Net income for the quarter was $363 million, up 23% over first quarter last year.

A closer look at the business will highlight a few important perspectives.

Profitability had a fair share of favorable reserve development from prior periods, mostly last year’s reserves. This is a timing difference based on greater knowledge and observation, but one I wish was consistently much closer to zero, as it represents a very real opportunity cost in pricing accuracy. We manage the inevitability of some adjustments with very frequent reserve analysis and rapid state-level rate revision capabilities to ensure our best knowledge is reflected in our price-on-the-street for consumers.

Positive growth in both channels for personal auto is always welcome; however, each channel reflects a slowing of consumer activity over prior years. More directly observable in measures of Web traffic to insurance sites, there appears to be a general decline in consumer interest in shopping for auto insurance from which we are not immune. For the quarter, growth in written premium was just under 2% for Agency and 7% for our Direct business, while auto policies grew 4% for Agency and 10% for Direct. Of special note is the Agency auto policy count having reclaimed its all-time high, exceeding the prior best-ever count recorded in April 2006. We are closing in on, and soon expect to exceed, 12 million Personal Lines policyholders.

Special lines had an uneven new business quarter, with the sun making brief appearances in some northern states early in the year and advancing the start of the riding and outdoor season. Units remain solid for our motorcycle business, but we are experiencing a decline in average written premium per cycle – with many contributing factors, including a population of generally older bikes on the roads.

Our Commercial Auto business remains disciplined in its pricing activities, and profitability remains well in order. Frustratingly, potentially available customers, whom we had hoped would return in larger volume by now, are both less available than we might like and are being offered very competitive prices, notably in the light local segment of the business. We will maintain our discipline while continuously assessing competitiveness.

With many aspects of our business going well, we actively seek greater growth and thus some immunity from the declining consumer interest in shopping already noted. Three such growth initiatives all added momentum during the quarter.

First I would be disappointed if by now our introduction at the national level of our SnapshotSM discount was not reasonably well known. During the quarter, we executed the first significant steps in our integrated marketing launch of the new product feature, using traditional media, public relations, digital formats, and social media. Our Snapshot design is one that we believe goes a long way in addressing consumer concerns gained from earlier tests, while preserving the power of the data insights that have continually excited us. We expect Snapshot—essentially an optional discount earned after policy inception based on driving behavior—to create a level of intrigue with consumers, including many who might not otherwise consider a new auto insurance proposition, and thus to be a stimulus to growth for some time to come.

Introducing new rating variables into any established market has challenges, and Snapshot will almost certainly have its fair share. However, in numerous opportunities to position and present the product feature, the most compelling point of acceptance has been the relevance of the data we’re requesting: When do you drive? How much do you drive? How defensively do you drive? While consumers may not use the language of statistics, they know and like the difference between correlation and behaviors they can accept as more directly related to accidents. Early acceptance is somewhat difficult to comment on with meaningful or relative comparisons, but we’re pleased with interest levels and willingness to test this offering, but certainly have capacity and desire for a great deal more.

Second Increasing the number of multi-product households is an internal initiative that is reminiscent of the intensity that we applied and still apply to customer retention. In the most simplistic view, we historically treated each policy as an entity and less so the household as the entity of interest. The difference can be enlightening in many ways. During the quarter, we continued our rollout of what we call “Household View,” helping our customer service representatives change their perspective of the household, which in close to a million cases happens to have multiple products. Many of the combinations are products from our special lines grouping combined with auto, but we are rapidly growing the number of households that have our auto or special lines products combined with a Progressive Home Advantage® product. Now with clear recognition that consumers are fully accepting this combination as a viable proposition, we have focused on the potential efficiency of quoting and buying the combination of products so it feels more like one transaction rather than two related ones. To that end, we introduced our multi-product quoting interface during the quarter, and look forward to observing the results. We also finalized a new commercial further promoting the advantages and availability of bundled home and auto through Progressive, with Flo providing a twist or two that we’ll leave for future viewing.

Third Advertising and media placement remains central to new customer generation and, during the quarter, we added to our inventory of commercial messages and digital derivatives, with Flo continuing to provide what we think are fresh and engaging messages as we continue to evolve her character. Complementing Flo is the Messenger, a series of commercials that for many markets debuted during the quarter to impressive early acceptance numbers. The Messenger, a clear fan of Flo, provides a vehicle for expressing an additional perspective on our products and services. We explored the future potential of this perspective during the quarter and have some exciting concepts, as well as additional commercials to keep the Messenger busy. Specifics aside, we are very serious about establishing a brand that is well respected and business generating. Added experience comes with every data point, idea, and concept, and we look forward to meaningful growth as we fully exploit the potential of the brand assets we have developed.

A solid start to the year. With many aspects of our business running well, our attention is fully directed toward growth.

We have the plan. We will report the results.

Glenn M. Renwick

President and Chief Executive Officer